UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2007
Date of Report (Date of earliest event reported)

Pac-West
PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**000-27743**	**68-0383568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On January 23, 2007, Pac-West Telecomm, Inc. (the "Company") issued a press release announcing that it has extended its offer to exchange any and all of its outstanding 13 1/2% Senior Notes due 2009 (the "Senior Notes") for newly issued 13 1/2% Senior Priority Notes due 2009 (the "New Senior Notes") and the solicitation of consents to an amendment to the indenture governing the Senior Notes.

The exchange offer and consent solicitation will now expire at 5:00 p.m., New York City time, on January 29, 2007, unless further extended by the Company. As of 5:00 p.m., New York City time, on January 23, 2007, approximately $24,311,000 in aggregate principal amount, or approximately 67.34% of the outstanding Senior Notes had been properly tendered as part of the exchange offer and consent solicitation.

All other terms and conditions of the exchange offer and consent solicitation will remain in full force and effect.

A copy of the press release is attached hereto as Exhibit 99.1.

This communication is not an offer to exchange Senior Notes for New Senior Notes or a solicitation of an offer to exchange Senior Notes for New Senior Notes or a solicitation of consents with respect to the Senior Notes. The consent solicitation and offer to exchange Senior Notes for New Senior Notes are being made solely by means of an offering circular and consent solicitation statement and other documents provided to holders of the Senior Notes.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

99.1   Press Release, dated January 23, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.

(Registrant)

Dated: January 23, 2007

By: /s/ Michael Sarina

Michael Sarina

Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Title
99.1	Press Release, dated January 23, 2007.